Att 7-12-2004

VF 7-8-04

04016697

SE[illegible]S[illegible] COMMISSION
[illegible]549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JUL 06 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 65989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2003 (MM/DD/YY) AND ENDING 3/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Venture Exchange Network, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Queen Street East, Suite 1100
(No. and Street)

Toronto, Ontario, Canada M5C1R6
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. E. CLARE COWAN 416-362-7625
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — if individual, state last, first, middle name)

67 Wall Street #2200 New York, NY 10005
(Address) (City) (State) (Zip Code)

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, M. E. CLARE COWAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Venture Exchange Network, Inc, as of March 31, 2004, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Clare Cowan
Signature

C.F.O.

S. Keuroghlian
Notary Public

SONIA KEUROGHLIAN

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Venture Exchange Network, Inc.

I have audited the accompanying statement of financial condition of Venture Exchange Network, Inc. as of March 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venture Exchange Network, Inc. at March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
June 30, 2004

Venture Exchange Network, Inc

Statement of Financial Condition

March 31, 2004

Assets		
Cash	$	13,932
Organizational expenses		17,000
Less: accumulated amortization		(283)
Total Assets		30,649
Liabilities and stockholders' equity		
Accounts payable and accrued expenses		500
Current liabilities		500
Stockholders' equity		
Common stock, 100 shares outstanding, no par value		-
Additional paid-in capital		40,444
Retained earnings		(10,295)
Total stockholders' equity		30,149
	$	30,649

See accompanying notes to financial statements.

Venture Exchange Network, Inc.

Statement of (Loss)

For the Year Ended March 31, 2004

Expenses	
Operating expenses	$ 10,295
	10,295
Net (loss) before income taxes	(10,295)
Net (loss)	$ (10,295)

See accompanying notes to financial statements.

Venture Exchange Network, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2003			
Net (Loss)			(10,295)
Capital Contribution		$ 40,444	40,444
Balance at March 31, 2004		$ 40,442	$ 30,149

See accompanying notes to financial statements.

Venture Exchange Network, Inc.

Statement of Cash Flows

For the Year Ended March 31, 2004

Cash flows from operating activities:		
Net (loss)		$ (10,295)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Amortization	283	
Organizational expenses	(17,000)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	500	
Total adjustments		(16,217)
Net cash provided by operating activities		(26,512)
Cash flows from financing activities:		
Capital contribution		40,444
Cash and equivalents, beginning of year		
Cash and equivalents, end of year		$ 13,932

See accompanying notes to financial statements.

Venture Exchange Network, Inc.

Notes to Financial Statements

For the Year Ended March 31, 2004

1. Significant Accounting Policies

Venture Exchange Network, Inc., (the Company) is a broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company became a member of the National Association of Securities Dealers, Inc on March 16, 2004. As of March 31, 2004, the Company had not made any revenues.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

At March 31, 2004, the Company was a 100% owned subsidiary of Goldcare Indutiae, Inc.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At, March 31, 2004 the Company was in compliance with these regulations

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At March 31, 2004, the Company was in compliance with this program.

Venture Exchange Network, Inc.

. Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

March 31, 2004

Schedule 1

Total Shareholders' Equity	$ 30,149
Less: Haircut	-
	30,149
Less: Unallowable Assets	(16,717)
Net Capital	13,432
Minimum Net Capital required	(5,000)
Excess net capital	$ 8,432
Aggregate indebtedness	$ 500
Net Capital	$ 13,432
Ratio AI to NC	4%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Venture Exchange Network, Inc. FOCUS report - PartIIA as of March 31, 2004, dated April 26, 2004.

Venture Exchange Network, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended March 31, 2004

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
Venture Exchange Network, Inc.

In planning and performing my audit of the financial statements of TimeCapital Securities Corporation, (the Company), for the year ended March 31, 2004, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
June 30, 2004

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Venture Exchange Network, Inc.

Index to Financial Statements

March 31, 2004

Venture Exchange Network, Inc.
Anti-Money Laundrying (AML) Program of TimeCapital
Compliance and Supervisory Procedures
Annual Audit of Program

1. Firm Policy. It is the policy of Venture Exchange Network (the Company) to prohibit and actively prevent money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities.

2. AML Compliance Officer Designation and Duties. The firm designates Claire Cowan as its Anti-Money Laundrying Program Compliance Officer, with full responsibility for the firm's AML program. The duties of the AML Compliance Officer will include monitoring the firm's AML compliance, overseeing communication and training for employees. The AML will also insure that proper AML records are kept. Vince Buchanan is her assistant Compliance Officer.

3. Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions. (a) FinCEN Requests Under Patriot Act Section 314. The Company will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by reporting to FinCEN the identity of the specified individual or organization, the account number, all identifying information provided by the account holder when the account was established, by e-mail to patriot@fincen.treas.gov, by phone 1-866-556-3974, or any other method requested. (b) The Company shares information with business partners regarding suspicious transactions to determine who will file a SAR.

4. Customer Identification and Verification. In addition to information collected under NASD rules 2110, 2310, 3110, and SEC rule 17a-3(a)(9) the Company will (a) verify identity of new customer (b) maintain records used to verify identity (c) check that new customer does not appear on a government terrorist list.

5. The Company provides notice to customers that it is requesting information from them to verify their identities as is required by Federal law.

6. Foreign Correspondent Accounts and Foreign Shell Banks. The Company has not opened or maintained accounts for foreign financial institutions.

7. Private Banking Accounts/Foreign Officials. The Company has no foreign official clients or private banking accounts.

8. AML Record Keeping. All compliance records are kept by Vince Buchanan, under the supervision of Claire Cowan.

9. Annual independent testing of the above procedures done June 28, 2004, by Joseph Amundsen, Certified Public Accountant, 67 Wall Street, #2200, New York, NY 10005, 212-709-8250, e-mail exbaker@juno.com. The independent tests included the following steps:

    a. Reviewed and tested Venture Exchange Network's AML Written Supervisory Policies and Procedures.
    b. Reviewed Venture Exchange Network's overall AML Program.
    c. Reviewed files and suggested additional sheets for client notification and firm procedures.
    d. Reviewed all cash receipts. Company is newly licensed. There are no receipts for the year.
    e. Reviewed and tested internal survelliance practices.
    f. Discussed Venture Exchange Network's plan for AML training, and offered a check list to be used when opening a new account.

CPA
6/30/04